U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
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FORM 12b-25
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NOTIFICATION OF LATE FILING

(Check One):

[  ] Form 10-K        [  ] Form 20-F         [  ] Form 11-K        [X] Form 10-Q       [  ] Form N-SAR

For the Period Ended: July 31, 2010
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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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Part I - Registrant Information
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Full Name of Registrant: ALASKA PACIFIC ENERGY CORP.

Former Name if Applicable: N/A

Address of Principal Executive Office:  2005 Costa Del Mar, Carlsbad, CA 92009
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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

Management was unable to obtain certain of the business information necessary to complete the preparation of the Company's Form 10-Q for the period ended July 31, 2010 and the review of the report by the Company's auditors in time for filing. Such information is required in order to prepare a complete filing. As a result of this delay the Company is unable to file its interim report on Form 10-Q within the prescribed time period without unreasonable effort or expense. The Company expects to file within the extension period.
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Part IV - Other Information
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(1) Name and telephone number of person to contact in regard to this notification
(Name) Christopher H. Dieterich
(Telephone Number) (310) 312-6888

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

[ X ] Yes                    [   ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ] Yes                      [ X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ALASKA PACIFIC ENERGY CORP.
(Name of Registrant as specified in charter)

The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 14, 2010

/s/ James R. King
James R. King, President/CEO/Director
Alaska Pacific Energy Corp.
2005 Costa Del Mar
Carlsbad, California 92009
(604) 274-1565

ATTENTION
Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).